OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Baseline Oil & Gas Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

069827103

(CUSIP Number)

July 23, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 069827103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See item 4)
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See item 4)
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See item 4)
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See item 4)
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See item 4)
12	TYPE OF REPORTING PERSON PN

Item 1.	(a)	Name of Issuer

Baseline Oil & Gas Corp. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices

16161 College Oak, Suite 101 San Antonio, TX 78249

Item 2.	(a)	Name of Person Filing

This statement is filed by the following entities (collectively, the “Reporting Persons”):

(i)     Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

(ii)    Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA”);

(iii)  Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“WHHYP”);

(iv)   Whitebox Hedged High Fund, L.P., a Delaware limited partnership (“WHHYFLP”);

(v)    Whitebox Hedged High Yield Fund, Ltd., a British Virgin Islands international business company (“WHHYLTD”);

	(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WHHYA and WHHYFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WHHYP and WHHYFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

	(c)	Citizenship

WA, WHHYA, and WHHYFLP, are organized under the laws of the State of Delaware; WHHYP and WHHYFLTD are organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

069827103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

In addition to the investment advisers on behalf of whom this statement is filed pursuant to § 240.13d-1(b), this statement is also filed on behalf of the following persons pursuant to § 240.13d-1(c): WHHYFLP, WHHYP and WHHYFLTD.

Item 4.	Ownership

(a) Amount Beneficially Owned

None of the Reporting Persons is the beneficial owner of any of the Common Stock of the Issuer as of November 26, 2008.[1]

(b) Percent of Class

Each of the reporting persons is the beneficial owner of 0% of the Issuer’s Common Stock as of November 26, 2008.[1]

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0, with respect to each reporting Person as of November 26, 2008.

(ii) Shared power to vote or to direct the vote

0, with respect to each reporting Person as of November 26, 2008.

(iii) Sole power to dispose or to direct the disposition of

0, with respect to each reporting Person as of November 26, 2008.

(iv) Shared power to dispose or to direct the disposition of

0, with respect to each reporting Person as of November 26, 2008.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]

The Reporting Persons disposed of $5,785,000 in principal amount of convertible bonds issued by the Issuer on July 16, 2008 and July 23, 2008. These bonds were convertible into 7,431,150 shares of the Issuer’s Common Stock. Following the disposition of these convertible bonds, the Reporting Persons were collectively the beneficial owners of 235,400 shares of the Issuer’s Common Stock, representing 0.2% of the Issuer’s Common Stock then issued and outstanding, based on 96,481,132 shares of the Issuer’s Common Stock issued and outstanding as of July 21, 2008, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 23, 2008. The Reporting Persons disposed of the balance of their holdings of the Issuer’s Common Stock from September 23, 2008 through October 6, 2008 and currently do not beneficially own any of the Company’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2008
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood, Chief Operating Officer of Whitebox Advisors, LLC, on behalf of Whitebox Hedged High Yield Advisors, LLC
Name/Title

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2008
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood, Chief Operating Officer of Whitebox Advisors, LLC, on behalf of Whitebox Hedged High Yield Partners, L.P., Whitebox Hedged High Yield Fund, L.P., and Whitebox Hedged High Yield Fund, Ltd.

Name/Title